EXHIBIT 7.1

Statement of Computation of Ratio of Earnings to Fixed Charges

($ in millions)

	2008	2009	2010	2011 (1)	2012
Earnings
Pre-tax income (loss) from continuing operations	$(16.7)	$13.6	$37.5	$(61.4)	$22.2
Fixed charges	67.8	62.7	65.9	76.6	57.5
Amortization of capitalized interest	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	0.6

Earnings	$51.1	$76.3	$103.4	$15.2	$79.1

Fixed Charges
Interest expensed and capitalized	$62.8	$57.6	$57.6	$53.5	$52.4
Amortized premiums, discounts and capitalized expenses related to indebtedness	3.1	3.0	3.2	2.9	3.0
Write off of unamortized OID and deferred financing costs	—	—	3.2	18.2	—
Estimate of interest in rental expense	1.9	2.1	1.9	2.0	2.1

Total fixed charges	$67.8	$62.7	$65.9	$76.6	$57.5

Ratio of Earnings to Fixed Charges	—	1.2x	1.6x	—	1.4x

Additional pre-tax earnings necessary to achieve 1:1 ratio	$16.7	NA	NA	$61.4	NA

(1)	The 2011 period includes the Successor year ended December 31, 2011 and the Predecessor period January 1, 2011 through January 25, 2011 combined.